OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         November 22, 2006               FACSIMILE: 212.451.2222

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BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Daniel F. Duchovny, Esq.

           Re:  Rural/Metro Corporation ("Rural" or the "Company")
                Definitive Additional Materials filed November 14, 2006
                File No. 0-22056
                -------------------------------------------------------

Dear Mr. Duchovny:

         We acknowledge receipt of the letter of comment dated November 17, 2006 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter.  We have reviewed the Comment  Letter with Accipiter Life Sciences Fund,
LP ("Accipiter") and provide the following  supplemental response on its behalf.
Our responses are numbered to correspond to your comments.

     1.  WE NOTE YOUR STATEMENTS THAT RURAL/METRO  CORPORATION  "REFUSES TO FILE
         RESTATED   HISTORICAL   RESULTS  ON  FORM  8-K."   PLEASE   PROVIDE  US
         SUPPLEMENTAL  SUPPORT THAT DESCRIBES THE COMPANY'S  OBLIGATIONS IN THIS
         RESPECT. IF THE COMPANY IS NOT REQUIRED TO MAKE THE REFERENCED FILINGS,
         PLEASE ENSURE THAT YOU PROVIDE ADDITIONAL CONTEXT IN FUTURE DISCLOSURE.
         REFER TO RULE 14A-9.

         Accipiter acknowledges your comments.  Accipiter did not imply that the
         Company  has an  affirmative  obligation  to file  restated  historical
         results  on  Form  8-K;   however,   given  the   Company's   quarterly
         recategorizing of certain of its operating results,  Accipiter believed that the Company's  stockholders  would benefit from the Company filing its revised historical annual results on Form 8-K on a voluntary basis.
         The Staff is advised that  Accipiter has previously  communicated  this belief to the Company.

     2.  WE NOTE YOUR STATEMENT THAT THE COMPANY FILE SEVERAL ANNUAL REPORTS AND
         ONE QUARTERLY REPORT LATE. IN FUTURE FILINGS, PLEASE PROVIDE ADDITIONAL

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Securities and Exchange Commission
November 22, 2006

         CONTEXT BY DISCLOSING  THAT THE COMPANY FILED THOSE REPORTS  WITHIN THE
         EXTENSION PERIOD PROVIDED FOR IN OUR RULES.

         Accipiter acknowledges your comments.

     3.  EACH  STATEMENT  OR  ASSERTION  OF  OPINION  OR BELIEF  MUST BE CLEARLY
         CHARACTERIZED  AS SUCH,  AND A REASONABLE  FACTUAL BASIS MUST EXIST FOR
         EACH SUCH OPINION OR BELIEF.  SUPPORT FOR OPINIONS OR BELIEFS SHOULD BE
         SELF-EVIDENT, DISCLOSED IN THE PROXY STATEMENT OR PROVIDED TO THE STAFF
         ON A SUPPLEMENTAL BASIS. WE NOTE, FOR EXAMPLE:

          o  YOUR ASSERTION THAT THE COMPANY FOLLOWED A "DISASTROUS" ACQUISITION
             STRATEGY IN THE LATE 1990'S..."

          o  YOUR  ASSERTION  THAT "IT IS OBVIOUS  THAT  RURAL HAS  LONG-IGNORED
             PROPER CORPORATE GOVERNANCE:'

          o  YOUR ASSERTION THAT  "MANAGEMENT  HAS TAKEN AN EXTREME  POSITION BY
             REFUSING  TO  PROVIDE  STOCKHOLDERS  WITH  ANY  SPECIFIC  FINANCIAL
             OUTLOOK, OR ANY ELEMENTS THEREOF."

     WITH RESPECT TO THE SECOND AND THIRD BULLET POINTS,  PLEASE CONFIRM THAT IN
     FUTURE FILINGS YOU WILL PROVIDE  ADDITIONAL  CONTEXT THAT DESCRIBES WHETHER
     OTHER  REPORTING  ENTITIES  IN GENERAL  OR IN THE  COMPANY'S  INDUSTRY  ACT
     SIMILARLY  (I.E.,  WHAT IS PROPER  CORPORATE  GOVERNANCE  AND  PROVISION OF
     EARNINGS OUTLOOK?).

         Accipiter acknowledges your comments and confirms that, with respect to the second and third bullet  points  above,  in future  filings it will provide  additional  context that  describes  whether  other  reporting entities in general or in the company's  industry act  similarly.  On a supplemental basis, we advise the Staff as set forth below:

     (a) YOUR  ASSERTION THAT THE COMPANY  FOLLOWED A  "DISASTROUS"  ACQUISITION
         STRATEGY IN THE LATE 1990'S..."

         Accipiter  believes  that  the  factual  information  provided  in  its presentation  materials  following  its  assertion  that the  Company's acquisition strategy was disastrous supports such assertion.  The stock performance  graphs  included  in  Accipiter's  presentation  materials
         showed  how  the  price  of  the  Company's   common  stock   decreased
         significantly  as the Company carried out its  acquisition  strategy of the late  1990s.  The Staff is advised  that  further  support for such assertions  can be found in the  Company's  periodic  filings  with the
         Commission. For example, the Company reported that it believed that the
         significant   increases  in  its  accounts   receivable   was  "related
         significantly  to acquisition  activity and to recent revenue  growth."
         (Form 10-K for year  ended June 30,  1998) "In  addition,  the  Company believes  certain  transitional  aspects of the integration of acquired
         companies  into  the  Company's   centralized  billing  and  collection
         function  has  resulted in  increases in the amount and age of accounts receivable during the transition period." (Id.)

                                    * * * * *

Securities and Exchange Commission
November 22, 2006

         The Staff is invited to contact the  undersigned  with any  comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                              Very truly yours,

                                              /s/ Steven Wolosky
                                              Steven Wolosky

Enclosure

cc: Gabe Hoffman
    Nicole Viglucci